UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 20 July 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold
Mining Company Limited

20 July 2011

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Jaco Boshoff
Executive: Reserves, New
Business and Projects

+27 (0) 83 395 3810 (mobile)

Greg Job
Harmony Gold (PNG Services)
Pty Ltd: Executive - Growth &
Resource Development

+61 417 172 387 (mobile)

Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Wafi-Golpu project grows to a billion tonne Resource – adds to growth in quality ounces; Golpu's grade at plus 1% copper

Harmony's Resources and Reserves aligned with strategy

Johannesburg. Wednesday, 20 July 2011. Harmony Gold Mining Company Limited ('Harmony' or 'the Company') is pleased to publish its Statement of Mineral Resources and Mineral Reserves as at 30 June 2011, produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Code (JORC Code). The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Graham Briggs, chief executive officer commented, "The Company's Resource and Reserve base support our strategy of producing high quality ounces at lower costs. Harmony has invested a great deal in the expansion of its production base in South Africa and Papua New Guinea (PNG). Our investment in exploration continues to pay dividends, with the Wafi-Golpu Resource showing a phenomenal 57% increase to over 1 billion tonnes - confirming it is one of the highest grade copper gold porphyry systems in South East Asia. These excellent results validate our long held belief that PNG is a game changing asset for Harmony."

Briggs added, "We continue to improve our business planning process, using benchmarks and targets we believe to be realistic. Cut off grades have been revised, areas which require more geological work and minor reefs have been excluded from Resources. Results from extensive underground development and borehole drilling during the year have been used to improve the confidence in the geological models of our operations. Our 'life of mine' plans support our commitment to improving the grades from our underground operations, lowering our cost base and benchmarking our costing parameters - both internally across our operations and externally against other gold producers."

As at 30 June 2011, Harmony's Mineral Reserves amounted to 41.6 million ounces (Moz) of gold, spread across Harmony's assets in South Africa and PNG. The Reserves of Kusasalethu, Doornkop, Tshepong and Phakisa in South Africa and Hidden Valley in PNG now constitute 45% of Harmony's total Mineral Reserves. Once the pre-feasibility study of Wafi-Golpu has been completed, more ounces from PNG may be added to Harmony's Reserves.

The Reserve declaration excludes Rand Uranium Reserves (which is being held for sale), as well as some Evander projects which are no longer included in Harmony's long term mine plans. These exclusions, together with mine depletion, resulted in a decrease of 6.5 million ounces year on year, allowing Harmony to focus on growing, developing and operating its portfolio of quality assets.

As at 30 June 2011 attributable gold Mineral Resources are 163.9 Moz. Harmony's PNG Resources represent 10% of Harmony's total Resources at 16.3 Moz – a 51% increase in the total amount of Resources from PNG, largely due to the significant increase in the Wafi-Golpu Resource (jointly (50/50) held by Harmony and Newcrest Mining Limited (Newcrest) in the Morobe Mining Joint Venture).

The Wafi-Golpu Resource statement confirms Harmony's long held belief that Golpu is truly a world-class discovery. On a 100% basis, Golpu alone now hosts a Resource of 869Mt, containing 19.3Moz of gold and 9.0 million tonnes (Mt) of copper (62Moz on a gold equivalent[1] basis). This represents a significant year-on-year increase, with an additional 368Mt (73% increase), comprising 4.2Mt copper (88% increase) and 10.5Moz of gold (119% increase) (see Table 1 below). The deposit has grown to the north and at depth, and the grade has also increased. The Resource remains open at depth and to the north, with extension and infill drilling continuing (see Figure 1 below).

Golpu	Cut off %Cu	Tonnage M tonnes	Grade Au g/t	Cu %	Metal Au Moz	Cu Mt	Gold Equivalent Moz
2010	0.3% Cu	501	0.54	0.96	8.8	4.8	32
2011	0.2% Cu	869	0.69	1.03	19.3	9.0	62
Growth		368	0.15	0.07	10.5	4.2	30
% Growth		73%	28%	7%	119%	88%	94%

Table 1: Golpu (only) Resource statement in comparison to the 2010 declaration

Graham Briggs further commented, "The Golpu deposit benchmarks as one of the highest grade copper-gold deposits in South East Asia, and there is potential to improve this further. The ultimate size of the system, including the gold mineralisation, is yet to be realised, but significant potential remains for additional growth in the district or as additional mineralisation centres aligned along the Wafi transfer structure. We are increasing the drill fleet from 5 to 8 rigs over the coming months to realise this potential".



Figure 1: Golpu long section showing the comparison between the new 30 June 2011 Resource outline and the previous 30 June 2010 Resource outline.

The Golpu copper-gold deposit is a nested porphyry system that comprises at least three separate mineralised intrusions. Potential for additional mineralised intrusives along strike from Golpu, at Nambonga, and for additional feeder zones around the margins and at depth below the diatreme is high, with the area hugely prospective and underexplored (see Figure 2 below).

The Wafi epithermal gold system is also expanding with new zones of gold mineralisation discovered off the northern margin of the diatreme in areas never drill tested previously.



PLAN VIEW
NAMBONGA
PORPHYRY
1.0 Moz Au
80 Kt Cu
MIAPILLI
Northern
Margin
GOLD
Western
Zone
Nambonga
Corridor
DIATREME
SIGNIFICANT
GROWTH
POTENTIAL
GOLPU RESOURCE
4.8 Mt Cu &
8.8 Moz Au
WAFI GOLD
6.2 Moz Au
TOTAL SYSTEM
1.0 Billion tonnes
26.6 Moz Au
9.0 M tonnes Cu
DOCKERTON
N
500 m
Exploration Target

Figure 2: The Wafi-Golpu System comprises the Golpu, Wafi and Nambonga Resources and significant growth potential

The increase in the Golpu Resource has increased the Wafi Golpu System Resource to over 1 billion tonnes, which is displayed in table 2 below,

	Tonnage	Grade		Metal		Gold Equivalent
Wafi Golpu System	M tonnes	Au g/t	Cu %	Au Moz	Cu Mt	Moz
2010	644	0.77	0.75	16	4.8	40
2011	1012	0.82	0.89	26.6	9.0	70
Growth	368	0.05	0.14	10.6	4.2	30
% Growth	57%	6%	19%	66%	88%	75%

Table 2: Wafi-Golpu System Resource Statement, comparing the 30 June 2011 declaration with the 30 June 2010 declaration

The Wafi-Golpu Resource has world class credentials, compared with other similar projects. See the graph below (Figure 3). Wafi-Golpu is of substantial size, with the Resource having the highest copper and gold grade amongst its peers.



Figure 3. Wafi-Golpu Gold Equivalent[1] comparison – source: Bank of America Merrill Lynch

Wafi-Golpu has grown into a tier one asset in its own right, with several first class gold and copper-gold targets being developed along strike on the Wafi Transfer structure (see Figure 4 below).



Figure 4: Regional setting of the Wafi-Golpu deposit showing Wafi Transfer and main target areas

Outside of the Morobe Mining Joint Venture, Harmony's exploration strategy of targeting key prospective terrains to create shareholder value through the discovery of large long life gold orebodies, is proving successful. The New Guinea mobile belt is emerging as a premier copper cold (Cu-Au) belt with recent discoveries and Resource expansions at Wafi-Golpu, Yandera, and Frieda River. At Mount Hagen, at the Kurunga prospect, Harmony is currently drill testing one of the highest order Cu-Au geochemical anomalies in the entire belt (see Figure 5 below). Initial results are highly encouraging with numerous vein intervals of +0.1% copper, accompanied by high grade molybdenum (Mo) assays, which confirm the prospectivity of the anomaly and highlight the porphyry Cu-Au-Mo potential.



Figure 5: Greyscale magnetic image (analytic signal) over the Mt Hagen project area with colour overlay showing copper geochemical anomalies. The red areas represent high order copper anomalies ranging between 250 parts per million (ppm) to 0.14% copper.

Please refer to Annexure A, included in this press release, which provides all the underlying detail to the information provided.

ANNEXURE A

In converting the Mineral Resources to Mineral Reserves the following parameters were applied:

- a gold price of US$1 150/oz
- an exchange rate of USD/ZAR 7.57 for South Africa
- the above parameters resulted in a gold price of R280 000/kg
- the Hidden Valley mine and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of AUD1133/oz Au, AUD18.00/oz Ag, AUD18.00/lb Mo and AUD3.34/lb Cu at an exchange rate of US/AUD 0.75 and PGK/AUDK 2.30

Harmony's South African Resources to Reserves conversion process and two operations, Tshepong mine and Kusasalethu mine, were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves – SAMREC Code (2008), Industry Guide 7 of the United States Securities Exchange Commission and Sarbanes-Oxley requirements. Harmony's Papua New Guinea Mineral Resources and Mineral Reserves will be independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC Code.

The company's detailed Resource and Reserve declaration will be published in the FY2011 annual report, which will be made available to shareholders towards the end of September 2011. The annual report will also include the latest update on Harmony's uranium Resources.

We use certain terms in this document such as 'Measured', 'Indicated' and 'Inferred' Resources, which the United States' Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.

MINERAL RESOURCES STATEMENT

The following tables summarise the Mineral Resources for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	93.7	9.08	851	27 365
Indicated	116.4	8.51	991	31 863
Inferred	209.2	7.12	1490	47 896
Total	419.3	7.95	3332	107 124

SA projects below infrastructure

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	-	-	-	-
Indicated	74.4	8.20	610	19 607
Inferred	57.0	3.87	221	7 089
Total	131.4	6.32	831	26 696

SA surface operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	393.0	0.31	121	3 890
Indicated	890.6	0.29	257	8 259
Inferred	82.3	0.62	51	1 630
Total	1365.9	0.31	429	13 779

South Africa Total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	486.7	972	31 255
Indicated	1 081.4	1 858	59 729
Inferred	348.5	1 761	56 615
Total	1 916.6	4 591	147 599

Papua New Guinea

Hidden Valley mine

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Measured	8.1	1.74	14	454	227
Indicated	95.9	1.57	151	4 852	2 426
Inferred	17.2	1.24	21	686	343
Total	121.2	1.54	186	5 992	2 996

Wafi-Golpu system

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Measured	-	-	-	-	-
Indicated	812.2	0.76	619	19 918	9 959
Inferred	199.4	1.04	207	6 658	3 329
Total	1 011.6	0.82	826	26 576	13 288

* Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley mine

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Measured	542	271
Indicated	5 914	2 957
Inferred	830	415
Total	7 286	3 643

Wafi-Golpu system

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Measured	-	-
Indicated	56 521	28 261
Inferred	13 370	6 685
Total	69 891	34 946

* Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) *	Equity Silver ('000 Oz) **
Measured	8.0	28.81	232	7 474	*3 737*
Indicated	90.2	31.24	2 816	90 534	*45 267*
Inferred	16.0	23.84	383	12 312	*6 156*
Total	114.2	30.03	3 431	110 320	*55 160*

Copper

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Measured	-	-	-	-	-
Indicated	749.0	1.02	7 640	16 842	*8 421*
Inferred	159.5	0.88	1 400	3 086	*1 543*
Total	908.5	1.00	9 040	19 930	*9 965*

Molybdenum

	Tonnes (Mt) *	ppm	Mo ('000 t) *	Mo (M lbs) *	Equity Molybdenum (M lbs) **
Measured	-	-	-	-	-
Indicated	749.0	99.00	74	164	*82*
Inferred	119.7	76.00	10	20	*10*
Total	868.7	95.83	84	184	*92*

*   Represents Harmony / Newcrest joint venture 100% portion
**   Represents Harmony's 50% portion

Papua New Guinea total **

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	4.0	1.74	7	227
Indicated	454.1	0.85	385	12 385
Inferred	108.3	1.05	114	3 672
Total	566.4	0.89	506	16 284

**   Represents Harmony's 50% portion

Harmony Group Total **

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	490.8	979	31 482
Indicated	1 535.5	2 243	72 114
Inferred	456.8	1 875	60 287
Total	2 483.1	5 097	163 883

**   Represents SA Total and Harmony's 50% portion from PNG



MINERAL RESERVE STATEMENT

The following table shows more detail of the year-on-year Reserves reconciliation:

Mineral Reserves reconciliation: FY2010 to FY2011

	Gold (tonnes)	Gold (million Oz)
Balance at June 2010	**1 496**	**48.1**
Reductions		
Mined during FY2011	(47)	(1.5)
Mine closures	(2)	(0.1)
Rand Uranium – non-current assets held for sale	(37)	(1.2)
Projects SA – Poplar & Libra	(143)	(4.6)
Increases		
Geology and scope changes – SA	27	0.9
Balance at June 2011	**1 294**	**41.6**



The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	51.8	6.18	320	10 295
Probable	66.0	6.38	421	13 542
Total	117.8	6.29	741	23 837

SA projects below infrastructure

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	-	-	-	-
Probable	26.2	8.08	211	6 790
Total	26.2	8.08	211	6 790

SA surface

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	386.6	0.29	112	3 603
Probable	624.5	0.24	153	4 909
Total	1 011.1	0.26	265	8 512

South Africa Total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	438.4	432	13 898
Probable	716.7	785	25 241
Total	1 155.1	1 217	39 139

*Papua New Guinea**

Hidden Valley mine

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ** ('000 Oz)
Proved	7.3	1.79	13	422	*211*
Probable	58.5	1.67	98	3 142	*1 571*
Total	65.8	1.68	111	3 564	*1 782*

Golpu

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Proved	-	-	-	-	-
Probable	70.8	0.61	43	1 388	694
Total	70.8	0.61	43	1 388	*694*

* Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley mine

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Proved	502	*251*
Probable	3 856	*1 928*
Total	4 358	*2 179*

Golpu

	Equivalent Gold ('000 Oz) *	Equity equivalent gold ('000 Oz) **
Proved	-	-
Probable	5 120	*2 560*
Total	5 120	*2 560*

* Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) *	Equity Silver ('000 Oz) **
Proved	7.3	29.24	214	6 894	*3 447*
Probable	53.5	35.38	1 895	60 914	*30 457*
Total	60.8	34.64	2 109	67 808	*33 904*

Copper

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Proved	-	-	-	-	-
Probable	70.8	1.10	778	1 716	*858*
Total	70.8	1.10	778	1 716	*858*

Molybdenum

	Tonnes (Mt) *	ppm	Mo ('000 t) *	Mo (M lbs) *	Equity Molybdenum (M lbs) **
Proved	-	-	-	-	-
Probable	70.8	121.00	8	18	*9*
Total	70.8	121.00	8	18	*9*

*   Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony's 50% portion

Papua New Guinea Total **

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	3.7	1.79	7	211
Probable	64.6	1.09	70	2 265
Total	68.3	1.13	77	2 476

** Represents Harmony's 50% portion

Harmony Group Total **

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	442.1	439	14 109
Probable	781.3	855	27 506
Total	1 223.4	1 294	41 615

** Represents SA Total and Harmony's 50% portion from PNG
    1. Gold equivalent ounces are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals

The Mineral Resources and Mineral Reserves in the press release and the summary tables are based on information compiled by the following competent persons:

Reserves and Resources South Africa:
Jaco Boshoff, Pri.Sci.Nat who has 17 years relevant experience and is registered with the South African Council for Natural Scientific Professions.

Reserves and Resources PNG:
Stuart Hayward for the Wafi Golpu Mineral Resources, Gregory Job for the Golpu Mineral Reserve, James Francis for the Hidden Valley Mineral Resources and Anton Kruger for the Hidden Valley Mineral Reserve. Messers , Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists and all have relevant experience in the type and style of mineralisation for which they are reporting, and are 'Competent Persons' as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full time employee of Wafi Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited. Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture in respect of the Hidden Valley mine and Wafi-Golpu project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 20, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director